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June 28, 2005	File No: 53582.20

VIA EDGAR

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Columbia Equity Trust, Inc. — Registration No. 333-122644 Amendment No. 4 to Registration Statement on Form S-11, filed on June 24, 2005

Dear Ms. Garnett:

As counsel to Columbia Equity Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (File No. 333-122644) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Oliver T. Carr, III of the Company, dated June 27, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your June 27, 2005 comment letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Jeffrey Shady, Rachel Zablow and Steven Jacobs a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 4 to the Registration Statement filed with the Commission on June 24, 2005 (“Amendment No. 4”). These changes have been made in response to the Staff’s comments and for the purpose of

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance
June 28, 2005

updating and revising certain information in Amendment No. 4. All page references in the responses below are to pages of the blacklined version of Amendment No. 5.

General

1.	Please amend the Consent of Independent Registered Public Accounting Firm to include your accounting firm’s signature.

RESPONSE: The signature of the Company’s independent registered public accounting firm is included in Exhibit 23.3 to Amendment No. 5. The Company advises the Staff that the Company had an executed consent of its independent registered public accounting firm at the time of filing Amendment No. 4 and the failure to show a conformed signature in the EDGAR filing was an oversight.

Selected Financial and Other Data, page 41

2.	We have read your response to prior comment 16. We note the White Paper’s consideration of the inclusion of distributions to minority interests, if applicable, in the reconciliation, however, the White Paper does not appear to add back minority interest in its definition of FFO. In fact, it seems the NAREIT definition would require you to “eliminate the minority interests’ share of adjustments to convert net income to FFO.” Please revise your definition of FFO throughout the filing to be consistent with the White Paper or disclose how your measure differs from the NAREIT definition.

RESPONSE: The Company has revised the NAREIT definition of “Funds From Operations” on pages 16 and 43 in response to the Staff’s comment. Also, in response to the Staff’s comment, the Company added to pages 16, 43 and 59 disclosure describing the Company’s interpretation that “...minority interest in net income (loss) should be added back (deducted) from net income as part of reconciling net income to FFO” and modified the tables on pages 16 and 43 to reflect the Company’s interpretation of the NAREIT definition.

Unaudited Pro Forma Combined Balance Sheet, page F-4

3.	Related to prior comment 18, please advise us why you have not classified the LTIP units as minority interest considering they are “a special class of partnership interests in

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance
June 28, 2005

[y]our operating partnership” per page 119. In addition, please advise us how you intend on accounting for distributions paid on vested and unvested LTIP units.

RESPONSE: In response to the Staff’s comment, the Pro Forma Balance Sheet has been changed to properly reflect vested LTIP units as minority interest. Total minority interest remained unchanged. Note 8 on page F-12 and Note 9 on page F-13 have also been revised in response to the Staff’s comment. Finally, in response to the Staff’s comment, page 119 has been changed to add the comment that “Distributions made on vested and unvested LTIP units will not be recognized as an expense, but rather as a reduction of minority interest.”

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Mr. Jeffrey Shady Ms. Rachel Zablow Mr. Steven Jacobs Mr. Oliver T. Carr, III John A. Good, Esq.